Via Facsimile and U.S. Mail
Mail Stop 6010

February 6, 2008

Joseph M. Molina, M.D.
Chairman of the Board,
Chief Executive Officer and President
Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, CA 90802

        Re: Molina Healthcare, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2006
               File No. 1-31719

Dear Dr. Molina:

      We have reviewed your January 11, 2008 response to our December 21, 2007 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 39

1.   We acknowledge your response to our previous comments one and three. Please revise your proposed disclosure to:

      a.   Specifically disclose the amount of your IBNR reserves existing for each period presented.

      b.   Clearly indicate which increases and decreases in your reserve sensitivity analysis are reasonably likely to occur. In this regard, a 6% decrease in estimated completion factors may not be as likely to occur as a 6% increase; you should discuss your historical experience with each of these factors and identify and discuss what is reasonably likely to occur.

Joseph M. Molina, M.D.
Molina Healthcare, Inc.
February 6, 2008
Page 2

2.   In your response to our previous comments one and three, you indicate that the
        reserve for medical claims and benefits payable specifically includes a component
        for adverse claims development. Please explain to us why you record a reserve
        for adverse claims development and reference the authoritative literature you rely
        upon to support your accounting. In this regard, please specifically address
        paragraphs 18 and 21 of SFAS 60 which appear to indicate that only the reserving
        assumptions for long-duration contracts should include a provision for the risk of
        adverse deviation. In your response, please also provide the following
        information:

        • Tell us the amount of the ending reserve you carry for adverse claims
          development for each period presented;
        • Separately explain the reasons for any material changes in this reserve;
        • Describe for us the methodology you use to determine the reserve for
          adverse claims development and the significant assumptions used.
        • Tell us the average length of your claims payment tail and explain to us
          why the use of a provision for adverse claims development is warranted;
          and
        • Tell us separately the average length of time from the claim until it gets
          reported to you and the average length of time for you to settle the claim
          once reported. Please stratify your claims if you have significant classes
          of claims that have materially different claims payment tail histories.

Contractual Obligations, page 41

3.   We acknowledge your response to our previous comment two. As previously
        requested, please provide us the form of the disclosure, including any footnote
        disclosures to the table, you intend to provide in your next Form 10-K.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit a letter that keys your responses to our
comments and provides the requested information. Detailed letters greatly facilitate our
review. Please furnish your letter to us via EDGAR under the form type label
CORRESP.

        If you have any questions, please contact Mark Brunhofer, Senior Staff
Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202)
551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant